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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                Schedule 14D-9/A

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 1)
                           ---------------------------

                              Rainforest Cafe, Inc.
                            (Name of Subject Company)

                              Rainforest Cafe, Inc.
                        (Name of Person Filing Statement)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    75086K104
                      (CUSIP Number of Class of Securities)
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                                  Stephen Cohen
                                 General Counsel
                              Rainforest Cafe, Inc.
                             720 South Fifth Street
                            Hopkins, Minnesota 55343
                             Telephone: 612-945-5400
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                    Copy To:

                                Douglas T. Holod
                                  Jill Schlick
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                          Minneapolis, Minnesota 55402
                             Telephone: 612-672-8200


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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         This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 relates to the tender offer by LSR Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Landry's Seafood Restaurants, Inc., a Delaware corporation, to purchase all outstanding shares of Common Stock of Rainforest Cafe, Inc. (the "Company"), and any associated rights, at the purchase price of $3.25 per share, net to the tendering stockholder in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 29, 2000, and in the related Letter of Transmittal (which, as they may be amended from time to time, constitute the "Offer").

 ITEM 8. ADDITIONAL INFORMATION.

         Item 8 is hereby amended and supplemented by inserting the following paragraph as the second paragraph of that item.

         On October 4, 2000, the Company issued a press release responding to the request of the State of Wisconsin Investment Board ("SWIB") to amend the Rights Agreement, by and between the Company and Norwest Bank Minnesota, N.A., dated May 23, 2000, as amended by Amendment No. 1 to Rights Agreement, dated as of September 26, 2000. The Company stated that it will amend the Rights Agreement to allow shareholders to vote on a formal offer from SWIB or any other party if the Company Board of Directors believes such offer is superior to the Offer made by Purchaser. The Company noted that the Rights Agreement does not prevent SWIB or any other party from making a superior offer, but absent such an offer, the Company Board of Directors does not believe it would be fair to shareholders to amend the Rights Agreement, thus allowing SWIB or any other party to purchase enough shares to prevent other shareholders from participating in the Offer from Purchaser. A copy of the press release with respect to the foregoing is attached hereto as Exhibit (e)(8) and incorporated herein by reference.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented by adding the following exhibit.


Exhibit No.      Description
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(e)(8)           Press release issued by the Company on October 4, 2000.


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          RAINFOREST CAFE, INC.

                                          By:     /s/ Stephen Cohen
                                             ---------------------------------
                                               Name:  Stephen Cohen
                                               Title: General Counsel

Dated:  October 5, 2000




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